SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                        BIOSEARCH MEDICAL PRODUCTS INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                      90660
                                 (CUSIP Number)


Steven N. Bronson                        With a   Linda C. Frazier, Esquire
Barber & Bronson Incorporated            copy to: Broad and Cassel
201 South Biscayne Blvd., Suite 2950              201 S. Biscayne Boulevard, Suite 3000
Miami, Florida 33131                              Miami, Florida 33131
(305) 536-8500                                    (305) 373-9400
------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)






                                  MAY 29, 1997
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D
---------------                                              -----------------
CUSIP NO. 90660                                              PAGE 2 OF 3 PAGES
---------------                                              -----------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Steven N. Bronson
-------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b)[ ]

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    3        SEC USE ONLY


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    4        SOURCE OF FUNDS*

             PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
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    6        CITIZENSHIP OF PLACE OF ORGANIZATION

             USA
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                                    7        SOLE VOTING POWER

          NUMBER OF                          284,494
            SHARES                  -------------------------------------------
         BENEFICIALLY               8        SHARED VOTING POWER
           OWNED BY
             EACH                            -0-
          REPORTING                 -------------------------------------------
            PERSON                  9        SOLE DISPOSITIVE POWER
             WITH
                                             284,494
                                    -------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             -0-
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             284,494
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [X]


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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.91%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 3 Pages



         Except as expressly amended below, the Schedule 13D, dated October 17, 1995, as amended, as filed on behalf of Steven N. Bronson with respect to the shares of Common Stock (the "Shares"), of Biosearch Medical Products Inc., a New Jersey corporation (the "Issuer"), remains in full force and effect.

         Item 5. is hereby amended in its entirety and restated to read as follows:

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 284,494 Shares, representing approximately 12.91% of the total Shares of the Issuer's Common Stock outstanding. All 284,494 of such Shares are owned of record by Mr. Bronson and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power.

         The foregoing Shares do not include any Shares held of record in the trading account of the Company and, with respect to which Shares, the foregoing persons disclaim beneficial ownership.

                  (c) On May 29, 1997, the date of the event which required the filing of this Amendment to Schedule 13D, Mr. Bronson acquired in the open market an aggregate of 45,000 Shares for a purchase price of $.109375 per Share. No other transactions were effectuated in the Shares by Steven N. Bronson during the preceding 60 days which have not previously been reported.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) Not applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.




Date:  June 10, 1997                     /S/STEVEN N. BRONSON
                                         --------------------
                                         Steven N. Bronson